

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
Steven Santo
Chief Executive Officer
Avantair, Inc.
4311 General Howard Drive
Clearwater, FL 33762

  Re: Avantair, Inc.
    Post-Effective Amendment No. 3 to Form S-1
    Filed December 31, 2012
    File No. 333-163152

Dear Mr. Santo:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the financial statements included in Post-Effective Amendment No. 2 to Form S-1, declared effective on May 10, 2011, became stale as of November 1, 2011. Please confirm that no sales of the securities registered under Post-Effective Amendment No. 2 occurred on or after that date and advise how you communicated to the selling shareholders that they may not offer or sell such securities until a post-effective amendment to Form S-1 with current information pursuant to Section 10(a)(3) of the Securities Act of 1933 is filed and declared effective.

Signatures, page 25

2. Please revise to have your principal accounting officer or controller sign in his individual capacity as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       Michael L. Fantozzi, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.